Exhibit (a)(3)

KLA-TENCOR CORPORATION

OFFER TO AMEND OR REPLACE ELIGIBLE OPTIONS

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Offer to Amend or Replace and the accompanying Election Form (which, together with the Stock Option Amendment and Special Bonus Agreement, as they may each be amended or supplemented from time to time, constitute the “Offer”). We urge you to read carefully the Offer because the information in this summary is not complete and does not contain all of the information that is important to you.

1.	WHEN DOES THE OFFER COMMENCE?

The commencement date of the Offer is February 27, 2007.

2.	WHEN DOES THE OFFER EXPIRE?

The Offer will expire on March 27, 2007, at 11:59 p.m. Pacific Time, unless we extend the Offer. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled expiration of the Offer.

3.	HOW AND WHEN DO I TENDER MY ELIGIBLE OPTIONS?

You must log on to the Offer website at https://kla.equitybenefits.com and click on the MAKE AN ELECTION button to proceed with your election. You will be redirected to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for amendment or replacement in accordance with the terms of the Offer. After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page. Please print and keep a copy of the Election Confirmation Statement for your records. You will then be deemed to have completed the election process.

If you are not able to submit your election electronically via the Offer website as a result of technical failures inherent to the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to the Company via facsimile to Tracy Laboy at (408) 875-6677.

If you decide to participate in the Offer, you must complete the election process in the foregoing manner by 11:59 p.m. Pacific Time on March 27, 2007. If we extend the Offer beyond March 27, 2007, you must complete the process before the extended expiration date of the Offer.

4.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY ELECTION WITH RESPECT TO MY ELIGIBLE OPTIONS?

You may change your previously submitted election at any time prior to 11:59 p.m. Pacific Time on March 27, 2007 (or any extended expiration date of the Offer). If you would like to change your election, you must log on to the Offer website at https://kla.equitybenefits.com, complete and submit a new Election Form. You should print a copy of your revised Election Form and updated Election Confirmation Statement and keep those documents with your other records for this Offer. Alternatively, you may change your existing election by completing a new paper Election Form and returning it to the Company via facsimile to Tracy Laboy at (408) 875-6677.

You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.

5.	WHAT DO I DO IF I FIND AN ERROR REGARDING MY ELIGIBLE OPTIONS IN THE ELECTION FORM?

If you think there is an error in the information contained on your Election Form, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

6.	WHERE CAN I OBTAIN A COPY OF THE ELECTION FORM AND STOCK OPTION AMENDMENT AND SPECIAL BONUS AGREEMENT?

To obtain a copy of the Election Form and Stock Option Amendment and Special Bonus Agreement, please log onto the Offer website at https://kla.equitybenefits.com. If you would like paper copies of the Election Form and Stock Option Amendment and Special Bonus Agreement, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

7.	WHAT WILL HAPPEN TO MY TENDERED OPTIONS?

If KLA-Tencor accepts your tendered options pursuant to the terms of the Offer, then each of those options will be amended to increase the exercise price per share to the lower of (i) the fair market value per share of KLA-Tencor common stock on the actual date on which that option was granted and (ii) the closing selling price per share of such common stock on the date on which the option is amended.

However, if an Eligible Option you tender for amendment has an exercise price per share at or above the closing selling price per share of KLA-Tencor common stock on the amendment date, that option will be canceled on that date and immediately replaced with a new option that is exactly the same as the canceled option, including the same exercise price per share and no loss of vesting or change to the expiration date, but with a new grant date. Such cancellation and re-grant is necessary in order to avoid adverse taxation of that option under IRC Section 409A.

8.	WHAT ARE SOME OF THE KEY DATES TO REMEMBER?

The commencement date of the Offer is February 27, 2007.

The Offer will expire at 11:59 pm Pacific Time on March 27, 2007 (unless we extend it).

The Eligible Options will be amended or replaced on March 28, 2007 (unless we extend the Offer).

The cash bonus will be paid on the KLA-Tencor’s first regularly scheduled payroll date following January 1, 2008, which is scheduled to be January 10, 2008.

9.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.